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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                        (AMENDMENT NO. 2-FINAL AMENDMENT)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND

                                  SCHEDULE 13D
                        (AMENDMENT NO. 1-FINAL AMENDMENT)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                        UNITED STATES FILTER CORPORATION
                            (Name of Subject Company)

                                     VIVENDI
                              EAU ACQUISITION CORP.
                                    (Bidders)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                (AND ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    911843209
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                  MICHEL AVENAS
                              EAU ACQUISITION CORP.
               C/O VIVENDI NORTH AMERICA MANAGEMENT SERVICES, INC.
                          800 THIRD AVENUE, 38TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 753-2000
       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf Of Bidder)

                                   COPIES TO:

                              DANIEL A. NEFF, ESQ.
                             TREVOR S. NORWITZ, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000
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         CUSIP No. 911843209                SCHEDULE 14D-1/SCHEDULE 13D
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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       Eau Acquisition Corp.
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2.     Check the Appropriate Box if a Member of a Group
       (a)                                                                 / /
       (b)                                                                 / /
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3.     SEC Use Only
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4.     Sources of Funds
       AF
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5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(e) or 2(f)                                                        / /
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6.     Citizenship or Place of Organization
       Delaware
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7.     Aggregate Amount Beneficially Owned by Each
       Reporting Person
       174,639,004 (including Shares tendered by guaranteed delivery)
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8.     Check if the Aggregate Amount in Row (7)
       Excludes Certain Shares                                             / /
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9.     Percent of Class Represented by Amount in Row (7)
       95.9%
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10.    Type of Reporting Person
                  CO
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         CUSIP No. 911843209                SCHEDULE 14D-1/SCHEDULE 13D
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1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
       Vivendi
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2.     Check the Appropriate Box if a Member of a Group
       (a)                                                                 / /
       (b)                                                                 / /
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3.     SEC Use Only
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4.     Sources of Funds
       BK, OO
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5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
       2(e) or 2(f)
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6.     Citizenship or Place of Organization
       France
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7.     Aggregate Amount Beneficially Owned by Each Reporting Person
       174,639,004 (including Shares tendered by guaranteed delivery)
--------------------------------------------------------------------------------
8.     Check if the Aggregate Amount in Row (7)
       Excludes Certain Shares                                             / /
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9.     Percent of Class Represented by Amount in Row (7)
       95.9%
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10.    Type of Reporting Person
                  CO
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                                      -3-
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                   This Amendment No. 2 (the "Amendment"), the final amendment, amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on March 26, 1999 as previously amended on April 15, 1999, and the
Schedule 13D filed with the Commission on April 15, 1999 by Vivendi, a societe anonyme organized under the laws of France ("Parent"), and Eau Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly-owned subsidiary of Parent, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of United States Filter Corporation, a Delaware corporation (the "Company"), and the associated Preferred Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated as of November 27, 1998, between the Company and The Bank of New York, as Rights Agent (as the same may be amended, the "Rights Agreement"), at a purchase price of $31.50 per Share (and associated Right), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1.

         ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

                   The Offer expired at 12:00 midnight, New York City time, on Thursday, April 22, 1999. Pursuant to the Offer and based on a preliminary report from the depositary, the Purchaser accepted for payment 155,082,957 Shares tendered by physical or book-entry delivery and 19,556,047 Shares tendered by guaranteed delivery.

                   Item 6 is hereby amended and supplemented to incorporate by reference the information set forth in the press release issued by Parent on April 23,1999, filed as Exhibit A hereto.

         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

         (a)(9)    Press release issued by Parent on April 23, 1999.


                                      -4-
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 27, 1999



                                     VIVENDI


                                     By: /s/ Jean-Marie Messier
                                        ----------------------------------------
                                        Name:  Jean-Marie Messier
                                        Title: Chairman and Chief Executive
                                               Officer


                                     EAU ACQUISITION CORP.


                                     By: /s/ Jean-Marie Messier
                                        ----------------------------------------
                                        Name:  Jean-Marie Messier
                                        Title: Chairman, Chief Executive Officer
                                               and President












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                                  EXHIBIT INDEX

   EXHIBIT
     NO.          DESCRIPTION
   -------        -----------
   (a)(9)         Press release issued by Parent on April 23, 1999